

March 4, 2011

via U.S. mail and facsimile to (215) 938-8010

Mr. Martin P. Connor, Chief Financial Officer and Treasurer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **RE: Toll Brothers, Inc.**
> **Form 10-K for the Year Ended October 31, 2010**
> **Filed December 22, 2010**
> **File No. 1-9186**

Dear Mr. Connor:

We have reviewed your response letter dated February 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. Please tell us and disclose in future filings the amount of losses from mortgage put-backs in each of the three years presented.

2. Please tell us the amount of revenue, costs and expenses and profit from your financial services operations during the periods presented. Tell us the amount of assets attributable to TBI Mortgage and any other mortgage or related operations. Please tell us which reportable segment includes your mortgage operations.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief